September 17, 2008

Via U.S. Mail and Facsimile (011-90-212-292-5390)

Serkan Okandan
Chief Financial Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, Mesrutiyet Caddesi No: 71
34430 Tepebasi, Istanbul, Turkey

> **Re:** **Turkcell Iletisim Hizmetleri A.S.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 23, 2006**
> **File No. 1-15092**
> **Response Letter Dated September 4, 2008**

Dear Mr. Okandan:

　　We have reviewed your response letter dated September 4, 2008, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

We hold interests in several companies...and may not provide the benefits that we respect, page 18.

1. We note your response to comment 2 in our letter dated August 7, 2008. Please describe to us in your response letter any agreements, commercial arrangements, or other contracts you have with the government of Syria or individuals/entities controlled by, or affiliated with, that government, whether in general or in connection with your intended acquisition of an interest in Syriatel, in particular.

* * * * *

　　Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

　　Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance